15025823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 26 2015 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amundi Distributors USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 South Mangum Street, Suite 301
(No. and Street)

Durham (City) NC (State) 27701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Eason 919-967-7221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

3 Bermudiana Road (Address) Hamilton (City) Bermuda (State) HM 11 (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Eason, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amundi Distributors USA, LLC, as of February 23, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Durham County

Notary Public

Lynne D. McMannen My commission expires 5-2-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION

Amundi Distributors USA, LLC
December 31, 2014
With Report of Independent Registered Public
Accounting Firm

Amundi Distributors USA, LLC

Audited Statement of Financial Condition

Year Ended December 31, 2014

Contents

EY
Building a better working world

Ernst & Young Ltd
3 Bermudiana Road
Hamilton HM08, Bermuda
P.O. Box HM 463
Hamilton, HM BX, Bermuda

Main tel: +1 441 295 7000
Fax: +1 441 295 5193

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Amundi Distributors USA, LLC

We have audited the accompanying statement of financial condition of Amundi Distributors USA, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amundi Distributors USA, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young Ltd.

February 23, 2015

Amundi Distributors USA, LLC

Statement of Financial Condition
(Expressed in United States Dollars)

December 31, 2014

Assets	
Current assets	
Cash	$ 2,545,198
Accounts receivable from affiliates	56,802
Prepaid expenses	44,897
Total current assets	2,646,897
Total assets	$ 2,646,897
Liabilities and member's equity	
Liabilities	
Current liabilities	
Payable to affiliates	$ 4,735
Accounts payable	352,788
Total current liabilities	357,523
Total liabilities	357,523
Member's equity	
Member's capital	4,500,100
Deficit	(2,210,726)
Total member's equity	2,289,374
Total liabilities and member's equity	$ 2,646,897

See accompanying notes which are an integral part of these financial statements.

Amundi Distributors USA, LLC

Notes to Statement of Financial Condition
(Expressed in United States Dollars)

December 31, 2014

1. Organization

Amundi Distributors USA, LLC (the "Company") is a registered broker-dealer incorporated and formed in the state of Delaware on August 25, 2009. The Company was registered with the Securities and Exchange Commission (the "SEC") on November 29, 2010 and the Financial Industry Regulatory Authority ("FINRA") on November 29, 2010 and commenced operations on November 29, 2010. On April 1, 2012, the Company converted from a Delaware corporation to a Delaware limited liability company and was renamed Amundi Distributors USA, LLC. The Company registered with the Commodity Futures Trading Commission as an Introducing Broker on February 20, 2013. The Company filed Form 7W on November 19, 2014 to withdraw its membership in the National Futures Association and its registration as an introducing broker. The withdrawal was effective on December 19, 2014.

The Company is a wholly owned subsidiary of Amundi USA Inc. ("USA Inc.") a registered Delaware-based corporation. USA Inc. is a wholly owned subsidiary of Amundi S.A., a corporation based in Paris, France.

Nature of Business

The Company provides its clients and counterparties with services in connection with securities transactions. It engages in the private placements of investment funds sponsored by various affiliated entities primarily to US and foreign institutional investors. With respect to investment funds sponsored by its U.S. affiliates, the Company will provide these services to primarily institutional clients who are Accredited Investors within the meaning of Regulation D under the Securities Act of 1933, as amended (the Securities Act) or Qualified Institutional Buyers as defined in Rule 144A under the Securities Act, and who may also be Qualified Purchasers within the meaning of Section 3(c)(7) of the Investment Company Act of 1940, as amended. With respect to investment funds sponsored by its foreign affiliates, the Company acts as an intermediary to large U.S. based financial institutions who distribute such products in reliance upon Regulation S under the Securities Act of 1933. It markets funds managed by related parties and does not act as a market maker nor hold customer accounts. It receives a portion of the fees received from the related parties through a transfer pricing agreement.

2. Significant Accounting Policies

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

The following paragraphs describe the significant accounting policies of the Company.

Use of Estimates

The preparation of Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, and expenses, and related disclosures. Actual results could differ from these estimates and assumptions.

Currency Translation

Assets and liabilities denominated in foreign currencies are translated at exchange rates at the Statement of Financial Condition date. Income and expenses denominated in foreign currency incurred throughout the year are translated at the time the income or expense is recorded. Any foreign currency gain or loss incurred due to a change in currency valuations are recorded based on the current exchange rates.

Fair Value Option for Financial Assets and Financial Liabilities

ASC 825, Financial Instruments, permits entities to choose to measure many financial instruments and certain other items at fair value. The Company does not hold any financial instruments subject to fair value measurements.

Revenues

Revenues derived from fees received by related parties are recorded when services are rendered and in accordance with the applicable transfer pricing agreements in effect between the related parties.

2. Significant Accounting Policies (continued)

Expenses

Expenses are accounted for on an accrual basis.

Taxation

As of April 1, 2012, the Company is considered a disregarded entity for tax purposes, and its activity is reported on the federal, state, and local tax returns of USA Inc.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2013, the Company did not have any unrecognized tax liabilities.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in the year.

Cash and Cash Equivalents

Cash represents funds deposited with a financial institution that can be withdrawn without restriction. All cash is on deposit with a major money center bank.

(Expressed in United States Dollars)

3. Related-Party Transactions

The Company is part of a Transfer Pricing Agreement which outlines how the Company and related parties are to apportion revenues received. The Company currently receives a percentage of management fees received from related parties for investments that they service and/or maintain client relationships with. Total receivables as at December 31, 2014, attributable to this Transfer Pricing Agreement are $56,802.

In the normal course of business, the Company engages in various transactions with affiliated companies. These transactions include, but are not limited to, administrative services, employee benefits and payroll administration, office expenses, office space rental, IT, and telephone service. The Company and its affiliates purchase goods and services from unaffiliated entities under contracts where each company in the affiliated group pays their pro-rata share of the external invoice.

On November 16, 2013, the Company entered into an Amended Expense Sharing Agreement with Amundi Investments USA, LLC ("Investments USA") a wholly owned subsidiary of USA Inc. Under the terms of the Amended Expense Sharing Agreement, the Company is charged the rent for the office space based on the monthly rent paid by Investments USA and allocated each month on a pro rata headcount basis and is charged for shared staff costs and general office expenses. No amounts remained payable to Investment USA at December 31, 2014.

On November 13, 2013, the Company entered into an Expense Sharing Agreement with Amundi Smith Breeden LLC ("ASB") a wholly owned subsidiary of USA Inc. Under the terms of the Expense Sharing Agreement, the Company is charged for shared staff costs, rent and general office expenses. No amounts remained payable to ASB at December 31, 2014.

Employees of the Company are provided with corporate credit cards through the ASB corporate program. Expenses incurred by Company employees are recorded as a payable to ASB and the payable is cleared on a monthly basis when expense reports are completed. At December 31, 2014 the Company has a payable to ASB for $4,735, which is the amount incurred by employees on corporate cards during the month of December.

(Expressed in United States Dollars)

3. Related-Party Transactions (continued)

The Company has a General Services Agreement with Credit Agricole America Services, Inc, (CAASI) a New York Corporation, for payroll and human resources administration services. For the year ended December 31, 2014, the expense recorded by the Company was $10,000, none of which remains payable at year end. CAASI also pays some benefit expenses on behalf of the Company and its employees for which the Company reimburses CAASI. At December 31, 2014, the Company had expenses of $16,309 incurred by CAASI, none of which remained payable to CAASI at year end. The General Services Agreement with CAASI was terminated as of December 31, 2014.

The Company monitors and maintains records of shared expenses in line with SEC Rule 17a-3(a)(1) and 17a-3(a)(2).

The following amounts related to transactions with affiliates are included in the accompanying Statement of Financial Condition:

		2014
Assets		
Amundi Luxembourg SA	$	51,908
Amundi Smith Breeden		3,834
Amundi Investments USA, LLC		1,060
Receivables from affiliates	$	56,802

4. Members Equity

The Company is owned 100% by USA Inc.

5. Net Capital Requirements

As a registered broker-dealer and member firm of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1. The Company has elected to use the basic calculation method, permitted by the Uniform Net Capital rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness, as defined.

(Expressed in United States Dollars)

5. Net Capital Requirements (continued)

At December 31, 2014, the Company's minimum net capital under the Uniform Net Capital rule 15c3-1 was $23,835. The amount in excess of the minimum amount required by the Uniform Net Capital Rule 15c3-1 was $2,163,840.

6. Subsequent Events

Management has assessed subsequent events through February 23, 2015, the date which the financial statements were available for issue. Management has determined that there are no material events that require disclosure in the financial statements other than listed below.

On January 1, 2015 Investments USA LLC merged with and into ASB with ASB being the surviving entity. Effective January 1, 2015 the Company entered into an Amended Expense Sharing Agreement with ASB which replaces the prior Expense Sharing Agreements in place with both ASB and Investments USA LLC. Under the terms of the Amended Expense Sharing Agreement the Company will be charged $865,000 annually for shared staff costs, rent and general office expenses.